# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DBV Technologies S.A., CIK 0001613780
CUSIP: 23306J309
Title of class of securities: Ordinary shares, nominal value 0.10 euro per share
Address of issuer's principal executive offices: 107 avenue de la Republique, Chatillon, France (I0), 92320
Date of event which requires filing of this statement: 04/07/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001930214

## Reporting persons
- Vivo Opportunity Fund Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 20,358,470; shared voting power 0; sole dispositive power 20,358,470; shared dispositive power 0; aggregate amount beneficially owned 20,358,470 (9.99% of the class)
  Comment: (1) The reported share amount represents an aggregate of 20,358,470 Ordinary shares, nominal value 0.10 euro per share (the "Ordinary Shares") of DBV Technologies S.A. (the "Issuer")'s underlying securities held of record by Vivo Opportunity Fund Holdings, L.P., consisting of (i) 4,672,520 Ordinary Shares, (ii) 8,176,910 Ordinary Shares issuable upon exercise of ABSA Warrants and (iii) 7,509,040 Ordinary Shares issuable upon exercise of Pre-Funded Warrants and the securities underlying the Pre-Funded Warrants. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  (2) The Pre-Funded Warrants contain provisions preventing such Pre-Funded Warrants from being exercised if such exercise would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein represent the number of Ordinary Shares that would be issuable upon exercise of the Pre-Funded Warrants in full, and do not give effect to the blocking provisions.
- Vivo Opportunity, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 20,358,470; shared voting power 0; sole dispositive power 20,358,470; shared dispositive power 0; aggregate amount beneficially owned 20,358,470 (9.99% of the class)
  Comment: (1) The reported share amount represents an aggregate of 20,358,470 Ordinary Shares of the Issuer's underlying securities held of record by Vivo Opportunity Fund Holdings, L.P., consisting of (i) 4,672,520 Ordinary Shares, (ii) 8,176,910 Ordinary Shares issuable upon exercise of ABSA Warrants and (iii) 7,509,040 Ordinary Shares issuable upon exercise of Pre-Funded Warrants and the securities underlying the Pre-Funded Warrants. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  (2) The Pre-Funded Warrants contain provisions preventing such Pre-Funded Warrants from being exercised if such exercise would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein represent the number of Ordinary Shares that would be issuable upon exercise of the Pre-Funded Warrants in full, and do not give effect to the blocking provisions.
- Vivo Opportunity Cayman Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 2,614,293; shared voting power 0; sole dispositive power 2,614,293; shared dispositive power 0; aggregate amount beneficially owned 2,614,293 (9.99% of the class)
  Comment: (1) The reported share amount represents an aggregate of 2,614,293 Ordinary Shares of the Issuer's underlying securities held of record by Vivo Opportunity Cayman Fund, L.P., consisting of (i) 600,012 Ordinary Shares, (ii) 1,050,021 Ordinary Shares issuable upon exercise of ABSA Warrants and (iii) 964,260 Ordinary Shares issuable upon exercise of Pre-Funded Warrants and the securities underlying the Pre-Funded Warrants. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  (2) The Pre-Funded Warrants contain provisions preventing such Pre-Funded Warrants from being exercised if such exercise would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein represent the number of Ordinary Shares that would be issuable upon exercise of the Pre-Funded Warrants in full, and do not give effect to the blocking provisions.
- Vivo Opportunity Cayman, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 2,614,293; shared voting power 0; sole dispositive power 2,614,293; shared dispositive power 0; aggregate amount beneficially owned 2,614,293 (9.99% of the class)
  Comment: (1) The reported share amount represents an aggregate of 2,614,293 Ordinary Shares of the Issuer's underlying securities held of record by Vivo Opportunity Cayman Fund, L.P., consisting of (i) 600,012 Ordinary Shares, (ii) 1,050,021 Ordinary Shares issuable upon exercise of ABSA Warrants and (iii) 964,260 Ordinary Shares issuable upon exercise of Pre-Funded Warrants and the securities underlying the Pre-Funded Warrants. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  (2) The Pre-Funded Warrants contain provisions preventing such Pre-Funded Warrants from being exercised if such exercise would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein represent the number of Ordinary Shares that would be issuable upon exercise of the Pre-Funded Warrants in full, and do not give effect to the blocking provisions.

## Item 1. Issuer
Name of issuer: DBV Technologies S.A.
Address of issuer's principal executive offices: 107 avenue de la Republique, 92320 Chatillon France

## Item 2. Person Filing
Name of person filing:
Vivo Opportunity Fund Holdings, L.P. and its General Partner Vivo Opportunity, LLC

Vivo Opportunity Cayman Fund, L.P. and its General Partner Vivo Opportunity Cayman, LLC
Address of principal business office or, if none, residence: 192 Lytton Avenue, Palo Alto, CA 94301
Citizenship:
Vivo Opportunity Fund Holdings, L.P. is a Delaware limited partnership.

Vivo Opportunity, LLC is a Delaware limited liability company.

Vivo Opportunity Cayman Fund, L.P. is a Cayman Islands limited partnership.

Vivo Opportunity Cayman, LLC is a Cayman Islands limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Vivo Opportunity, LLC may be deemed to beneficially own an aggregate of 20,358,470 Ordinary Shares, consisting of (i) 4,672,520 Ordinary Shares, (ii) 8,176,910 Ordinary Shares issuable upon exercise of ABSA Warrants and (iii) 7,509,040 Ordinary Shares issuable upon exercise of Pre-Funded Warrants and the securities underlying the Pre-Funded Warrants. The securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

Vivo Opportunity Cayman, LLC may be deemed to beneficially own an aggregate of 2,614,293 Ordinary Shares, consisting of (i) 600,012 Ordinary Shares, (ii) 1,050,021 Ordinary Shares issuable upon exercise of ABSA Warrants and (iii) 964,260 Ordinary Shares issuable upon exercise of Pre-Funded Warrants and the securities underlying the Pre-Funded Warrants. The securities are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.

The Pre-Funded Warrants contain provisions preventing such Pre-Funded Warrants from being exercised if such exercise would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in this Item 4 represent the number of Ordinary Shares that would be issuable upon exercise of the Pre-Funded Warrants in full, and do not give effect to the blocking provisions.
Percent of class:
Vivo Opportunity Fund Holdings, L.P.: 9.99%
Vivo Opportunity, LLC: 9.99%
Vivo Opportunity Cayman Fund, L.P.: 9.99%
Vivo Opportunity Cayman, LLC: 9.99%
Sole power to vote or to direct the vote:
Vivo Opportunity Fund Holdings, L.P.: 20,358,470 shares
Vivo Opportunity, LLC: 20,358,470 shares
Vivo Opportunity Cayman Fund, L.P.: 2,614,293 shares
Vivo Opportunity Cayman, LLC: 2,614,293 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Vivo Opportunity Fund Holdings, L.P.: 20,358,470 shares
Vivo Opportunity, LLC: 20,358,470 shares
Vivo Opportunity Cayman Fund, L.P.: 2,614,293 shares
Vivo Opportunity Cayman, LLC: 2,614,293 shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 - Joint Filing Statement

## Signatures
- Vivo Opportunity Fund Holdings, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of General Partner (04/08/2025)
- Vivo Opportunity, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (04/08/2025)
- Vivo Opportunity Cayman Fund, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of General Partner (04/08/2025)
- Vivo Opportunity Cayman, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (04/08/2025)